SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Kingsoft Cloud Holdings Limited

(Name of Issuer)

Ordinary shares, US$0.001 par value per share

(Title of Class of Securities)

49639K101**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 49639K101 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on Nasdaq Global Select Market under the symbol “KC.” Each ADS represents fifteen ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Xiaomi Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 449,701,000 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 449,701,000 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 449,701,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.8%
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Kingsoft Cloud Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China

Item 2(a).	Name of Person Filing: Xiaomi Corporation (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands

Item 2(c)	Citizenship: Cayman Islands

Item 2(d).	Title of Class of Securities: Ordinary shares, $0.001 par value per share, of the Issuer;

Item 2(e).

CUSIP Number:

49639K101

This CUSIP number applies to the American depositary shares of the Issuer, each representing 15 ordinary shares of the Issuer, par value $0.001 per share. No CUSIP has been assigned to the ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xiaomi Corporation	449,701,000	13.8%	13.8%	449,701,000	0	449,701,000	0

The percentage of securities beneficially owned by the Reporting Person is based on a total of 3,270,266,493 ordinary shares of the Issuer reported to be outstanding immediately after the offering registered under the From F-1 filed on September 21, 2020, of which the Issuer’s Rule 424(b)(4) Prospectus filed on September 25, 2020, is a part, assuming no exercise of the underwriters’ option to purchase additional ADSs representing ordinary shares (if the underwriters exercised their over-allotment option in full, the total number of outstanding ordinary shares would be 3,307,215,093).

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2021

XIAOMI CORPORATION

By:	/s/ LEI Jun
Name:	LEI Jun
Title:	Director